      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2001



                                                      REGISTRATION NO. 333-60910

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 PRE-EFFECTIVE


                                   AMENDMENT


                                    NO. 1 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           R&G FINANCIAL CORPORATION

             (Exact name of registrant as specified in its charter)



                     PUERTO RICO                                                  66-0532217
             (State or other jurisdiction                                      (I.R.S. employer
          of incorporation or organization)                                  identification no.)


                           280 JESUS T. PINERO AVENUE
                          SAN JUAN, PUERTO RICO 00918
                                 (787) 758-2424
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                VICTOR J. GALAN

               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           R&G FINANCIAL CORPORATION
                           280 JESUS T. PINERO AVENUE
                          SAN JUAN, PUERTO RICO 00918
                                 (787) 758-2424
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                WITH COPIES TO:


                NORMAN B. ANTIN, ESQ.                                      DONALD C. WALKOVIK, ESQ.
                JEFFREY D. HAAS, ESQ.                                        SULLIVAN & CROMWELL
               KELLEY DRYE & WARREN LLP                                        125 BROAD STREET
              8000 TOWERS CRESCENT DRIVE                                   NEW YORK, NEW YORK 10004
                      SUITE 1200
                VIENNA, VIRGINIA 22182

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                          AGGREGATE OFFERING                AMOUNT OF
                SECURITIES TO BE REGISTERED                            PRICE(1)                  REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Class B common stock, par value $0.01 per share............          $81,466,000                   $20,366.50*
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


(1) Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price is estimated solely for purposes of calculating the registration fee and is based on the average of the high and low prices of the Class B common stock reported on the Nasdaq National Market on May 10, 2001.
 * An aggregate of $19,038.25 was previously filed.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



PRELIMINARY PROSPECTUS             Subject to completion            June 7, 2001

--------------------------------------------------------------------------------
4,000,000 SHARES

(R-G FINANCIAL CORPORATION LOGO)

CLASS B COMMON STOCK

--------------------------------------------------------------------------------

R&G Financial is a Puerto Rico chartered financial holding company that operates R&G Mortgage Corp., the second largest mortgage company in Puerto Rico, and R-G Premier Bank, a Puerto Rico commercial bank. We are offering 2,000,000 shares of Class B common stock and two of our stockholders (the "Selling Stockholders") are offering 2,000,000 shares of Class B common stock. We will not receive any proceeds from the sale of shares by the Selling Stockholders.


Our Class B common stock is quoted on the Nasdaq National Market under the symbol "RGFC." The last reported sale price of our Class B common stock on June 6, 2001 was $16.67 per share.



INVESTING IN OUR CLASS B COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING LOSS OF THE PRINCIPAL INVESTED.


                                                              PER SHARE                         TOTAL
-----------------------------------------------------------------------------------------------------
Public offering price                                                 $                   $
-----------------------------------------------------------------------------------------------------
Underwriting discounts and commissions                                $                   $
-----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to R&G Financial                           $                   $
-----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to the Selling Stockholders                $                   $
-----------------------------------------------------------------------------------------------------



We and one of the Selling Stockholders have each also granted the underwriters a 30-day option to purchase up to 300,000 shares of Class B common stock, or an aggregate of an additional 600,000 shares, to cover over-allotments at the public offering price per share less the underwriting discounts and commissions.


The underwriters are offering the shares of our Class B common stock as described in "Underwriting." Delivery of the shares will be made on or about
            , 2001.
UBS WARBURG                                        KEEFE, BRUYETTE & WOODS, INC.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................     1
Risk Factors................................................     9
Forward-Looking Statements..................................    12
Use of Proceeds.............................................    12
Price Range of Class B Common Stock.........................    13
Dividend Policy.............................................    13
Capitalization..............................................    14
Selected Consolidated Financial and Other Data..............    15
Recent Developments.........................................    18
Management..................................................    20
Description of Capital Stock................................    23
Taxation....................................................    26
Selling Stockholders........................................    31
Underwriting................................................    32
Incorporation of Certain Documents by Reference.............    33
Where You Can Find More Information.........................    34
Legal Matters...............................................    34
Experts.....................................................    34


                             ---------------------

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. NEITHER R&G FINANCIAL NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THE CLASS B COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE ONLY AS OF THE DATE SET FORTH ON THE FRONT COVER, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    SUMMARY


     This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all the information you should consider. You should also read the more detailed information set out in this prospectus or incorporated by reference into this prospectus and the "Risk Factors" section beginning on page 9. Unless otherwise stated, all information in this prospectus assumes that (i) the proposal currently being submitted to R&G Financial's stockholders at a Special Meeting to be held on June 12, 2001, to increase the authorized shares of Class B common stock will be approved, as discussed under "Capitalization," and (ii) the underwriters will not exercise their over-allotment option to purchase any of the 600,000 shares of Class B common stock subject to that option.



                                 R&G FINANCIAL


GENERAL


     R&G Financial is a Puerto Rico chartered financial holding company that operates R&G Mortgage Corp., the second largest mortgage company in Puerto Rico, and R-G Premier Bank, a Puerto Rico commercial bank. Through R&G Mortgage, we also operate Mortgage Store of Puerto Rico, Inc., formerly Champion Mortgage Corporation, a Puerto Rico mortgage company, and through R-G Premier Bank, we operate Continental Capital Corp., a Huntington Station, New York mortgage banking company. With our acquisition of Continental in late 1999, we plan to expand our operations in the United States, concentrating initially in New York and then into other markets to the extent that we are presented with appropriate expansion opportunities. We also recently acquired Home and Property Insurance Corporation, a Puerto Rico insurance agency, and intend to open R&G Investments Corporation, a licensed broker-dealer, during the second quarter of this year.



     We are currently in our 29th year of operations and operate our business through our subsidiaries. We are primarily engaged in a range of real estate secured lending activities, including the origination, servicing, purchase and sale of mortgages on single-family residences, the securitization and sale of various mortgage-backed and related securities and the holding and financing of mortgage loans and mortgage-backed and related securities for sale or investment and the purchase and sale of servicing rights associated with such mortgage loans. We are also engaged in providing a full range of banking services, including commercial banking services, corporate real estate and business lending, residential construction lending, consumer lending and credit cards, offering a diversified range of deposit products and, to a lesser extent, trust and investment services through our private banking department.



     We were organized in 1972 as R&G Mortgage Corp. and completed our initial public offering in 1996, following our reorganization as a bank holding company. As of March 31, 2001, we had consolidated total assets of $3.7 billion, consolidated total deposits of $1.7 billion and consolidated stockholders' equity of $389.5 million. We operate 60 branch offices (32 mortgage offices in Puerto Rico, four mortgage offices in the United States and 24 bank branches mainly located in the northeastern section of Puerto Rico).



     We have generally sought to achieve long-term financial strength and profitability by increasing the amount and stability of our net interest income and non-interest income. We have sought to implement this strategy by: (1) emphasizing the growth of our mortgage banking activities, including the origination and sale of mortgage loans, and growing our loan servicing operation; (2) expanding our retail banking franchise in order to achieve increased market presence and to increase core deposits; (3) enhancing our net interest income by increasing our loans held for investment, particularly single-family residential loans and investment securities; (4) developing new business relationships through an increased emphasis on commercial real estate and commercial business lending; (5) diversifying our retail products and services, including an increase in consumer loan originations; (6) meeting the banking needs of our customers through, among other things, the offering of trust and investment services and insurance products; (7) expanding our operations in the United States; and (8) controlled growth and the pursuit of a variety of acquisition opportunities when appropriate.

     Our senior management is comprised of five persons with an average of over
26.8 years of experience in the financial services industry. We recently promoted Ramon Prats, our Vice Chairman, to the office of President. Mr. Prats formerly was Executive Vice President of R&G Mortgage, a position he held since 1980. Victor J. Galan, one of the Selling Stockholders, is our Chairman and Chief Executive Officer, positions he has held since our incorporation in 1996. Mr. Galan is also the founder and Chairman of R&G Mortgage, a position he has held since 1972.



     Our principal executive offices are located at 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico 00918 and our telephone number is (787) 758-2424.


R&G MORTGAGE


     Originations. R&G Mortgage is engaged primarily in the business of originating first and second mortgage loans on single-family residential properties secured by real estate. R&G Mortgage also originates residential mortgage loans through the Mortgage Store of Puerto Rico, our wholly-owned subsidiary. Pursuant to agreements entered into between R&G Mortgage and R-G Premier Bank, non-conforming conventional single-family residential loans and consumer loans secured by real estate are also originated by R&G Mortgage for portfolio retention by R-G Premier Bank. R-G Premier Bank retains the non-conforming conventional single-family residential loans because these loans generally do not satisfy resale guidelines of purchasers in the secondary mortgage market, primarily because of size (in the case of "jumbo" loans) or other underwriting technicalities at the time of origination. Jumbo loans may be packaged and sold in the secondary market while loans with underwriting technicalities may be cured through payment experience and subsequently sold. Management believes that these loans are essentially of the same credit quality as conforming loans. During the three months ended March 31, 2001, and the years ended December 31, 2000, 1999 and 1998, R&G Mortgage originated a total of $375.2 million, $1.1 billion, $1.1 billion and $914.1 million of residential mortgage loans, respectively. These aggregate originations include loans originated by R&G Mortgage directly for R-G Premier Bank of $166.9 million, $451.4 million, $437.1 million and $450.6 million during the three months ended March 31, 2001 and the years ended December 31, 2000, 1999 and 1998, respectively, or 44%, 43%, 41% and 49%, respectively, of total originations. The loans originated by R&G Mortgage for R-G Premier Bank are comprised primarily of conventional residential loans and, to a lesser extent, residential construction loans and consumer loans secured by real estate.


     Servicing. R&G Financial's servicing portfolio has grown significantly over the past several years. At March 31, 2001, R&G Financial's servicing portfolio totaled $6.8 billion and consisted of a total of 111,925 loans. These amounts include R&G Mortgage's servicing portfolio totaling $6.3 billion and Continental's servicing portfolio totaling $471.0 million at March 31, 2001. At March 31, 2001, R&G Financial's servicing portfolio included $986.2 million of loans serviced for R-G Premier Bank or 14.5% of the total servicing portfolio. Substantially all of the mortgage loans in R&G Financial's servicing portfolio are secured by single (one-to-four) family residences. R&G Mortgage generally retains the servicing function with respect to the loans which have been securitized and sold. Most of R&G Financial's mortgage servicing portfolio is comprised of mortgages secured by real estate located in Puerto Rico.


     Securitizations. R&G Mortgage pools Federal Housing Administration, or FHA, and Veterans Administration, or VA, loans into mortgage-backed securities which are guaranteed by the Government National Mortgage Association, or GNMA. These securities are sold to securities broker-dealers and other investors in Puerto Rico. Conventional loans may either be sold directly to agencies such as the Federal National Mortgage Association, or FNMA, and the Federal Home Loan Mortgage Corporation, or FHLMC, or to private investors, or may be pooled into FNMA or FHLMC mortgage-backed securities which are generally sold to investors. During the three months ended March 31, 2001 and the years ended December 31, 2000, 1999 and 1998, R&G Financial sold $160.6 million, $637.8 million, $721.0 million and $493.0 million of loans, respectively, as part of its mortgage banking activities, which includes loans securitized and sold but does not include loans originated for R-G Premier Bank or loans securitized for other institutions.

R-G PREMIER BANK


     General. R-G Premier Bank's principal business consists of holding deposits from the general public and tax-advantaged funds from eligible Puerto Rico corporations and using them, together with funds obtained from other sources, to originate and purchase loans secured primarily by residential real estate in Puerto Rico, and to purchase mortgage-backed and other securities. R-G Premier Bank also is engaged in the business of originating FHA insured, VA guaranteed and privately insured first and second mortgage loans on residential real estate (one-to-four family) in the States of New York, New Jersey, Connecticut, North Carolina and Florida, through its wholly-owned subsidiary, Continental Capital Corp. To a lesser extent but with increasing emphasis over the past few years, R-G Premier Bank also originates construction loans and loans secured by commercial real estate, as well as consumer and personal loans and commercial business loans. Such loans offer higher yields, are generally for shorter terms and offer R-G Premier Bank an opportunity to provide a greater range of financial services to its customers. R-G Premier Bank also offers trust services through its trust department.



     Residential Loans. At March 31, 2001, R&G Financial's loans receivable, net, totaled $1.7 billion, which represented 45.3% of R&G Financial's $3.7 billion of total assets. At such date, all but $1.1 million of R&G Financial's loans receivable, net, were held by R-G Premier Bank. R-G Premier Bank's loan portfolio has historically been concentrated in loans secured by first mortgage liens on existing single-family residences. At March 31, 2001, $1.0 billion, or 54.4% of R&G Financial's total loans held for investment, consisted of such loans, of which all but $1.3 million consisted of conventional loans.



     Construction Loans. R-G Premier Bank has been active in originating loans to construct single-family residences. At March 31, 2001, retail construction loans amounted to $45.7 million, or 2.5% of R&G Financial's total loans held for investment, while commercial construction and land acquisition loans amounted to in the aggregate $230.3 million, or 12.5% of total loans held for investment. R-G Premier Bank intends to continue to increase its involvement in single-family residential construction lending. Such loans afford R-G Premier Bank the opportunity to increase the interest rate sensitivity of its loan portfolio.



     Commercial Loans. R-G Premier Bank also originates mortgage loans secured by commercial real estate, primarily office buildings, retail stores, warehouses and general purpose industrial space. At March 31, 2001, $276.5 million, or 15% of R&G Financial's total loans held for investment, consisted of such loans. As of such date, R-G Premier Bank's commercial real estate loan portfolio consisted of approximately 1,036 loans with an average principal balance of $267,000. Finally, R-G Premier Bank also offers commercial business loans, including working capital lines of credit, inventory and accounts receivable loans, equipment financing (including equipment leases), term loans, insurance premium loans and loans guaranteed by the Small Business Administration and various consumer loans. At March 31, 2001, consumer loans, which are primarily secured by real estate, amounted to $173.1 million, or 9.4% of total loans held for investment and commercial business loans amounted to $76.4 million, or 4.2% of total loans held for investment.


REGULATION

     We operate our businesses under a variety of federal, state and Puerto Rico laws and rules. As a financial holding company, we are subject to the rules of the Board of Governors of the Federal Reserve System and the Office of the Commissioner of Financial Institutions of Puerto Rico, or OCFI. Among other things, we are required to meet minimum capital requirements, and our activities are limited to those that are determined to be financial in nature or incidental or complimentary to a financial activity.


     R&G Mortgage's mortgage banking business is subject to the rules of the FHA, VA, GNMA, FNMA, FHLMC, Department of Housing and Urban Development, OFCI and state regulatory authorities with respect to originating, processing, selling and servicing mortgage loans. Among other things, these rules prohibit discrimination, establish underwriting guidelines, require credit reports, fix maximum loan amounts and, in some cases, fix maximum interest rates.

     R-G Premier Bank is subject to the rules of the OFCI and the Federal Deposit Insurance Corporation, or FDIC. Among other things, R-G Premier Bank is subject to requirements on the type and amount of credit it may extend to its affiliates, including a requirement that most such credit be fully secured, and if there were any "liquidation or other resolution" of R-G Premier Bank, deposits and administrative expenses would be afforded a priority over general unsecured claims. In addition, the FDIC is required to take "prompt corrective action" if R-G Premier Bank does not meet minimum capital requirements. The FDIC has established five capital tiers to implement this requirement, from "well capitalized" to "critically undercapitalized." A bank's capital tier will depend on various capital measures and other qualitative factors and will subject it to specific requirements. As of March 31, 2001, R-G Premier Bank met the capital measures for being "well capitalized" under the FDIC's regulations.

                                  THE OFFERING



Class B Common Stock
Offered....................  2,000,000 shares by R&G Financial 2,000,000 shares by Selling Stockholders(1)


Common Stock Outstanding
  After This Offering(2)...  16,440,556 shares of Class A common stock
                             14,237,675 shares of Class B common stock

Nasdaq National Market
  Symbol...................  RGFC

Use of Proceeds............  We are raising funds in this offering primarily for general corporate purposes and to support further expansion both in Puerto Rico and in the United States. We expect to use a portion of the net proceeds to increase R-G Premier Bank's regulatory capital, which will facilitate its ability to increase deposits and borrowings to fund additional investments.

                             While we periodically engage in discussions with companies and investment banking firms concerning potential acquisition opportunities, we have no present agreements or understandings with any party and there can be no assurance that we will be successful in completing any acquisitions in the future.

                             We will not receive any of the proceeds from the sale of the Class B common stock by the Selling Stockholders.


Dividends..................  We currently pay a cash dividend of $0.06375 per share of Class A or Class B common stock per quarter, or $0.25500 per share per year. The dividend payment we declared for the quarter ended March 31, 2001, which was paid on June 1, 2001, represents the 18th consecutive increase in quarterly dividend payments by us, which reflects every quarter since our initial public offering in 1996. We pay the same dividend per share to the holders of shares of Class A common stock and Class B common stock. The dividend rate and the continued payment of dividends will depend on a number of factors. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future.

---------------


(1) We have two classes of outstanding common stock: Class A common stock, which is unregistered and solely owned by Victor J. Galan, our Chairman of the Board and Chief Executive Officer, who is one of the Selling Stockholders; and Class B common stock, which is registered and trades on the Nasdaq National Market (the shares of Class A common stock and Class B common stock are sometimes collectively referred to as the "Common Stock"). The shares of Class A common stock are convertible into shares of Class B common stock on a one-for-one basis. Only shares of Class B common stock are being offered by this prospectus.


(2) Excludes 729,600 shares of Common Stock which are reserved for issuance upon the exercise of outstanding options pursuant to our stock option plan at exercise prices ranging between $4.03 and $16.125 per share.

Voting Rights..............  The rights of holders of our Common Stock are identical, except that the Class A common stock is entitled to two votes per share and the Class B common stock is entitled to one vote per share. Following the offering, Victor J. Galan, our Chairman of the Board and Chief Executive Officer and one of the Selling Stockholders, will own 53.6% of the outstanding Common Stock and will be entitled to exercise 69.8% of the outstanding voting rights (52.1% and 68.5%, respectively, if the underwriters' over-allotment option is exercised in full).


Risk Factors...............  Investing in our Class B common stock involves certain risks, which are described under "Risk Factors."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA


     You should read the summary consolidated financial information presented below, together with our consolidated financial statements and notes which are incorporated by reference into this prospectus and with our historical financial information included under "Selected Consolidated Financial and Other Data" beginning on page 15 of this prospectus. Per share information takes into account prior stock splits and dividends.


     The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average stockholders' equity for the period. Both ratios have been computed using month-end averages.


                              THREE MONTHS ENDED
                                   MARCH 31,                                  YEAR ENDED DECEMBER 31,
                          ---------------------------   -------------------------------------------------------------------
                              2001            2000          2000             1999         1998         1997         1996
                          ------------     ----------   ------------      ----------   ----------   ----------   ----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Total assets..........   $3,671,472      $3,121,835    $3,539,444       $2,911,993   $2,044,782   $1,510,746   $1,037,798
  Stockholders'
    equity..............      389,463         275,229       308,836          269,535      221,162      138,054      115,633
  Common stockholders'
    equity per share....   $     8.56      $     6.99    $     8.16       $     6.79   $     5.99   $     4.88   $     4.09
INCOME STATEMENT DATA:
  Income before
    cumulative effect
    from change in
    accounting
    principle, net of
    taxes(1)............   $   13,006      $    9,487    $   43,633       $   41,335   $   34,034   $   23,497   $   13,200
  Diluted earnings per
    common share before
    cumulative effect of
    change in accounting
    principle...........   $     0.39      $     0.28    $     1.30       $     1.28   $     1.12   $     0.81   $     0.59
OPERATING DATA:
  Loan production.......   $  528,096      $  438,959    $1,729,373       $1,977,322   $1,426,069   $  906,324   $  624,571
  Loan servicing
    portfolio...........    6,791,561       6,320,007     6,634,059        6,177,511    4,827,798    3,000,888    2,550,169
PERFORMANCE RATIOS:
  Return on average
    assets..............         1.48%           1.26%         1.34%            1.72%        1.95%        1.85%        1.38%
  Return on average
    common equity.......        19.31           16.37         18.00            20.23        21.32        18.69        15.54
  Net interest margin...         2.18            2.43          2.16             2.60         2.72         3.12         3.24
ASSET QUALITY RATIOS:
  Non-performing assets
    to total assets at
    end of period.......         3.19%           2.14%         2.96%            2.26%        2.41%        2.12%        1.90%
  Non-performing loans
    to total loans at
    end of period.......         5.83(2)         3.39          5.38(2)          3.66         4.08         3.89         3.09
  Allowance for loan
    losses to total
    loans at end of
    period(3)...........         0.66            0.54          0.66             0.55         0.74         0.87         0.55
  Allowance for loan
    losses to total non-
    performing loans at
    end of period(3)....        11.25           15.77         12.21            15.11        17.92        22.34        17.64
  Net charge-offs to
    average loans
    outstanding.........         0.35            0.19          0.17             0.25         0.55         0.40         0.75


---------------

(1) In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

     Upon the adoption of this Statement, R&G Financial recognized a gain of approximately $1.9 million as other comprehensive income in stockholders' equity related to derivative instruments that were designated as cash flow hedges, and a loss of approximately $529,000 in the income statement related to derivative instruments that did not qualify for hedge accounting.


(2) The increase in the ratio was partially caused by significant loan securitizations during the last two quarters of 2000 and the first quarter of 2001, which reduced the amount of loans held in portfolio which are considered in the calculation of the ratio. Without giving effect to loan securitizations, as of March 31, 2001 and December 31, 2000, the ratio of non-performing loans to total loans would have been 4.60% and 4.37%, respectively.


(3) See "Recent Developments" for a discussion of our historical charge-off experience. Because of the nature of the collateral, our historical charge-offs with respect to residential real estate loans have been low. Excluding our residential loan portfolio, the allowance for loan losses to total loans and to total non-performing loans at March 31, 2001 and December 31, 2000 would have been 1.49% and 61.2%, respectively, and 1.57% and 73.7%, respectively.

                                  RISK FACTORS

     You should carefully read the following risk factors before you decide to buy any Class B common stock. You should also consider the other information in this prospectus and the documents that are incorporated by reference.

FLUCTUATIONS IN INTEREST RATES MAY IMPACT R&G FINANCIAL'S BUSINESS


     Interest rate fluctuations is the primary market risk affecting R&G Financial. Changes in interest rates affect the following areas of its business:



     - the number of mortgage loans originated and purchased;



     - the interest income earned on loans and securities;



     - gain on sale of loans;



     - the value of securities holdings; and



     - the value of our servicing asset.


     Increases in Interest Rates Reduce Demand for New Mortgage Loan Originations and Refinancings. Higher interest rates increase the cost of mortgage loans to consumers and reduce demand for mortgage loans, which negatively impacts R&G Financial's profits. Reduced demand for mortgage loans results in reduced loan originations by R&G Financial, lower mortgage origination income and lower gain on sales of loans. Demand for refinancings is particularly sensitive to increases in interest rates.


     Increases in Interest Rates Reduce Net Interest Income. Increases in short-term interest rates reduce net interest income, which is an important part of R&G Financial's earnings. Net interest income is the difference between the interest received by R&G Financial on its assets and the interest paid on its borrowings. Most of R&G Financial's assets, like its mortgage loans and mortgage-backed securities, are long-term assets. In contrast, most of R&G Financial's borrowings are short-term. When interest rates rise, R&G Financial must pay more in interest on its borrowings while interest earned on its assets does not rise as quickly, which causes profits to decrease.


     Increases in Interest Rates May Reduce or Eliminate Gain on Sale of Mortgage Loans. If long-term interest rates increase between the time R&G Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, R&G Financial may realize a reduced gain or a loss on such sale.


     Increases in Interest Rates May Reduce the Value of Mortgage Loans and Securities Holdings. Increases in interest rates may reduce the value of R&G Financial's financial assets and have an adverse impact on its earnings and financial condition. R&G Financial owns a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities, which have both fixed and adjustable interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on R&G Financial's earnings and financial condition. In addition, the market value of an obligation with an adjustable interest rate can be adversely affected when interest rates increase due to a lag in the implementation of repricing terms as well as caps, which may limit the amount of increase in the obligation's interest rate.


     Decreases in Interest Rates May Adversely Affect the Value of Servicing Asset. Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of R&G Financial's servicing asset. The servicing asset is the estimated present value of the fees R&G Financial expects to receive on the mortgages it services over their expected term. If prepayments increase above expected levels, the value of the servicing asset decreases because the amount of future fees expected to be received by R&G Financial decreases. R&G Financial may be required to recognize this decrease in value by taking a charge against its earnings, which would cause its profits to decrease.

R&G FINANCIAL'S BUSINESS OPERATIONS INVOLVE CREDIT AND OTHER RISKS


     R&G Financial is Subject to Default and Recourse Risk in Connection with Its Loan Originations. From the time that R&G Financial funds the mortgage loans it originates for third parties to the time it sells them, R&G Financial is generally at risk for any mortgage loan defaults. Once R&G Financial sells the mortgage loans, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, R&G Financial makes representations and warranties to the purchasers and insurers of mortgage loans. If a mortgage loan defaults and there has been a breach of any of these representations or warranties, R&G Financial may become liable for the unpaid principal and interest on the defaulted mortgage loan and may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, with respect to the non-conventional mortgage loans originated by R&G Financial, which are subsequently securitized and sold, from time-to-time, R&G Financial provides recourse in the event of mortgage loan defaults and/or foreclosures or certain documentation deficiencies. At March 31, 2001, there were $567.8 million of loans subject to such recourse provisions.



     R&G Financial is Subject to Default Risk in Connection with R-G Premier Bank's Loan Originations. R-G Premier Bank is subject to the risk of loss from mortgage loan defaults and foreclosures with respect to the loans originated for its portfolio. Notwithstanding the care with which loans are originated, industry experience indicates that a portion of R-G Premier Bank's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by R-G Premier Bank, losses may be experienced as a result of various factors beyond R-G Premier Bank's control, including, among others, changes in market conditions affecting the value of collateral and problems affecting the credit of the borrower. Due to the concentration of loans in Puerto Rico, adverse economic conditions in Puerto Rico could result in a decrease in the value of R-G Premier Bank's loan portfolio and underlying collateral. Although loan delinquencies have historically been higher in Puerto Rico than in the United States, loan charge-offs have historically been lower than in the United States.


     R-G Premier Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in its market area and other factors related to the collectibility of the loan portfolio. Although R-G Premier Bank's management utilizes its best judgment in providing for loan losses, there can be no assurance that R-G Premier Bank will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond the control of R-G Premier Bank. Any such increases in R-G Premier Bank's provisions for loan losses or any loan losses in excess of its provisions with respect thereto could have a negative impact on R&G Financial's future financial condition and/or results of operations.

     R&G Financial's Exposure to Larger Credit Risk Will Increase as a Consequence of the Increase in R-G Premier Bank's Construction and Commercial Lending Activities. R-G Premier Bank has increased its emphasis on residential construction, commercial real estate and commercial business lending, which is likely to increase overall credit risk. R-G Premier Bank generally charges higher interest rates on commercial and residential construction loans than on permanent residential mortgage loans, because larger loan losses are expected in this business line. Generally, commercial and construction loans are considered to be riskier than permanent residential mortgage loans because they have larger balances to a single borrower or group of related borrowers. In addition, the borrower's ability to repay a commercial and a construction loan depends, in the case of a commercial loan, on the successful operation of the business or the property securing the loan and, in the case of a construction loan, on the successful completion and sale or operation of the project. If R-G Premier Bank experiences loan losses that are higher than its allowance for loan losses, R&G Financial's profits and financial condition would be adversely affected.

     R&G Financial is Subject to Risks in Servicing Loans for Others. R&G Financial is also affected by mortgage loan delinquencies and defaults on mortgage loans that it services for third parties. Under certain types of servicing contracts, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loan, even when mortgage loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. The servicer will generally recover its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be repaid as a result of foreclosure proceedings. As a consequence, R&G Financial is required to forego servicing income from the time such loan becomes delinquent, and into the future.


     R&G Financial's Business is Concentrated in Puerto Rico, and Adverse Conditions in Puerto Rico Could Negatively Impact Its Operations. R&G Financial's business activities and credit exposure are concentrated with customers in Puerto Rico. Accordingly, its financial condition and results of operations are dependent to a significant extent upon the economic conditions prevailing in Puerto Rico, including the effect of such economic conditions on real estate values. Any significant adverse economic developments in Puerto Rico, and, in particular, any decline in real estate values, could result in a downturn in loan originations, an increase in the level of nonperforming assets and a reduction in the value of R&G Financial's loans, real estate owned and mortgage servicing portfolio.



     R&G Financial's Origination Business Could Be Adversely Affected if It Cannot Maintain Access to Stable Funding Sources. R&G Financial's business requires continuous access to various funding sources. While R-G Premier Bank is able to fund its operations through deposits as well as through longer-term borrowings from the Federal Home Loan Bank, or FHLB of New York and other alternative sources, the business of R&G Mortgage and Continental is significantly dependent upon short-term borrowings under warehousing lines. Certain of these warehousing lines of credit require the maintenance of minimum levels of net worth and debt service and limit the amount of indebtedness and dividends that may be declared.


     While R&G Financial expects to have continued access to credit from the foregoing sources of funds, there can be no assurance that such financing sources will continue to be available or will be available on favorable terms. In the event that the warehousing lines of credit of R&G Financial's subsidiaries were reduced or eliminated and R&G Financial was not able to replace such lines on a cost-effective basis, R&G Financial would be forced to curtail or cease its mortgage origination business, which would have a material adverse effect on R&G Financial's operations and financial condition. Although R&G Financial's subsidiaries could also potentially access borrowings from R-G Premier Bank, any such borrowings would be subject to and limited by certain regulatory restrictions which apply to transactions between R-G Premier Bank and its affiliates, including certain subsidiaries of R&G Financial.


     Risks Relating to Concentration of Ownership and Disparate Voting
Rights. The shares of Class A common stock are entitled to two votes per share and the shares of Class B common stock are entitled to one vote per share. Upon completion of this offering (taking into consideration the sale of shares of Class B common stock by the Selling Stockholders), Victor J. Galan, Chairman of the Board and Chief Executive Officer and one of the two Selling Stockholders, will own approximately 53.6% of our outstanding Common Stock and will be entitled to exercise 69.8% of the outstanding voting rights (52.1% and 68.5%, respectively, assuming full exercise of the underwriters' over-allotment option). As a result, Mr. Galan will continue to have the power to elect and remove all of R&G Financial's Board of Directors and management and to determine the outcome of substantially all other matters to be decided by a vote of stockholders. Mr. Galan's interest may not always be necessarily consistent with the interests of all other stockholders.



     Risks Relating to R&G Financial's Dependence on Key Individuals. The success of R&G Financial has been largely dependent on Victor J. Galan, Chairman of the Board and Chief Executive Officer, and Ramon Prats, Vice Chairman of the Board and President. R&G Financial's future success will also depend, to a great extent, upon the services of Mr. Galan and Mr. Prats. R&G Financial believes that the prolonged unavailability or the unexpected loss of the services of Mr. Galan and/or Mr. Prats could have a material adverse effect upon R&G Financial, as attracting suitable replacements may involve significant time and/or expense.

     Changes in Statutes and Regulations Could Adversely Affect R&G
Financial. R&G Financial, as a Puerto Rico chartered financial holding company, and its various subsidiaries, are each subject to extensive federal and local governmental supervision and regulation. There are laws and regulations which restrict transactions between R&G Financial and its various subsidiaries. Any change in such regulation, whether by applicable regulators or as a result of legislation subsequently enacted by the Congress of the United States or the applicable local legislatures, could have a substantial impact on R&G Financial's operations.


     Competition with Other Financial Institutions Could Adversely Affect R&G Financial's Profitability. R&G Financial faces substantial competition in originating loans and in attracting deposits. This competition in originating loans comes principally from other U.S., Puerto Rico and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. R&G Financial will encounter greater competition as it expands its operations in the United States. A number of institutions with which R&G Financial competes have significantly greater assets, capital and other resources. In addition, many of R&G Financial's competitors are not subject to the same extensive federal regulation that governs R&G Financial's business. As a result, many of R&G Financial's competitors have advantages in conducting certain businesses and providing certain services. Increased competition could require R&G Financial to increase its rates charged on deposits or lower the rates offered on loans, which could adversely affect R&G Financial's profitability.



     Certain Provisions in R&G Financial's Certificate of Incorporation and Bylaws Could Discourage an Acquisition of R&G Financial. In addition to the amount of Common Stock controlled by R&G Financial's Chairman of the Board and Chief Executive Officer described above under "-- Risks Relating to Concentration of Ownership and Disparate Voting Rights," certain provisions of R&G Financial's Certificate of Incorporation and Bylaws could have the effect of discouraging non-negotiated takeover attempts, which certain stockholders might deem to be in their interest, and make it more difficult for stockholders of R&G Financial to remove members of its Board of Directors and management. In addition, various federal laws and regulations could affect the ability of a person, firm or entity to acquire R&G Financial or shares of its Common Stock. See "Description of Capital Stock - Restrictions on Acquisition of R&G Financial."



                           FORWARD-LOOKING STATEMENTS


     This prospectus contains and incorporates by reference certain forward looking statements regarding R&G Financial's financial condition, results of operations and business. These statements are not historical facts and include statements about R&G Financial's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of R&G Financial. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.

                                USE OF PROCEEDS


     Our net proceeds from the sale of our shares of Class B common stock are
expected to be $          ($          if the underwriters' over-allotment option
is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses.

     We will not receive any of the proceeds from the sale of shares of Class B common stock by the Selling Stockholders. See "Underwriting."

     We are raising proceeds in this offering primarily for general corporate purposes, and to support further expansion both in Puerto Rico and in the United States. We expect to use a portion of the net proceeds to increase R-G Premier Bank's regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments. While we periodically engage in discussions with companies and investment banking firms concerning potential acquisition opportunities, we have no present agreements or understanding with any party and there can be no assurance that we will be successful in completing any acquisitions in the future.

                      PRICE RANGE OF CLASS B COMMON STOCK


     R&G Financial's Class B common stock was initially offered to the public on August 22, 1996 at $4.03 per share (as adjusted for stock splits and dividends). It has traded since that date on the Nasdaq National Market under the symbol "RGFC." The high and low sales prices on R&G Financial's Class B common stock, as reported by Nasdaq, and the dividends paid by R&G Financial, in each case, during the last two years and through June 6, 2001, were as follows:



                                                             HIGH        LOW      DIVIDENDS PAID
                                                           --------   ---------   --------------
1999
---------------------------------------------------------
First Quarter............................................  $21.5000   $ 17.7500     $  0.03300
Second Quarter...........................................   19.3750     14.2500        0.03575
Third Quarter............................................   18.1875     12.1875        0.03850
Fourth Quarter...........................................   16.0000      9.8750        0.04150
2000
---------------------------------------------------------
First Quarter............................................   12.0000      7.6880        0.04500
Second Quarter...........................................    9.5000      6.5000        0.04875
Third Quarter............................................   11.0000      7.8750        0.05250
Fourth Quarter...........................................   14.5000      8.6250        0.05650
2001
---------------------------------------------------------
First Quarter............................................   17.0000     12.6250        0.06000
Second Quarter (through June 6, 2001)....................   20.0000     15.2300        0.06375



     On June 6, 2001, the last reported closing price of R&G Financial's Class B common stock on the Nasdaq National Market was $16.67. As of June 6, 2001, there were approximately 2,081 holders of record of R&G Financial's Class B common stock and one holder of record of R&G Financial's Class A common stock.


                                DIVIDEND POLICY


     We currently pay a cash dividend of $0.06375 per share of Class A common stock and Class B common stock per quarter, or $0.2550 per share per year. Our dividend payment by us for the quarter ended March 31, 2001, which was paid on June 1, 2001, represents the 18th consecutive increase in quarterly dividend payments we have made since our initial public offering in 1996. We pay the same dividend to holders of shares of Class A common stock and Class B common stock.


     The dividend amount and the continued payment of dividends depends on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future.

                                 CAPITALIZATION

     The following table sets forth R&G Financial's unaudited consolidated capitalization at March 31, 2001, and as adjusted to reflect the issuance of the shares of Class B common stock offered by this prospectus and the application of the net proceeds therefrom to R&G Financial, as if the sale of the Class B common stock had been consummated on March 31, 2001. In addition to the indebtedness reflected below, R&G Financial had total deposits of $1.7 billion at March 31, 2001. The table does not give effect to any exercise of the over-allotment option granted to the underwriters and should be read in conjunction with R&G Financial's consolidated financial statements and related notes incorporated by reference into this prospectus.


                                                                      MARCH 31, 2001
                                                              ------------------------------
                                                                 ACTUAL        AS ADJUSTED
                                                              -------------   --------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
Borrowings(1)...............................................   $1,482,859       $1,482,859
                                                               ==========       ==========
Stockholders' equity:
Preferred stock, $0.01 par value, 10,000,000 shares
  authorized:
  2,000,000 shares of Series A Preferred Stock
     outstanding............................................   $   50,000       $   50,000
  1,000,000 shares of Series B Preferred Stock
     outstanding............................................       25,000           25,000
  2,760,000 shares of Series C Preferred Stock
     outstanding............................................       69,000           69,000
Common stock, $0.01 par value:
Class A Shares, 40,000,000 shares authorized; 18,440,556 and
  16,440,556 shares issued and outstanding and as
  adjusted..................................................          185
Class B Shares, 30,000,000 shares authorized and 40,000,000
  shares authorized as adjusted(2); 10,237,675 and
  14,237,675 shares issued and outstanding and as
  adjusted..................................................          102
Additional paid-in capital..................................       38,439
Retained earnings...........................................      195,555
Capital reserves of R-G Premier Bank........................        7,444
Accumulated other comprehensive income, net of tax..........        3,738
                                                               ----------       ----------
          Total stockholders' equity........................   $  389,463       $
                                                               ==========       ==========
          Common stockholders' equity per share.............   $     8.56       $
                                                               ==========       ==========


---------------

(1) Includes securities sold under agreements to repurchase, notes payable, FHLB advances and other borrowings.

(2) R&G Financial has called a special meeting of stockholders to be held on June 12, 2001, the purpose of which is to increase the authorized number of shares of Class B common stock to 40,000,000 shares. The "As Adjusted" column assumes that the meeting has been held and the proposal has been approved. Victor J. Galan, the Chairman of the Board and Chief Executive Officer and majority stockholder of R&G Financial, has indicated that he will vote his shares for such amendment at the special meeting, which assures that the proposal will be approved.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



     The selected consolidated financial and other data below should be read in connection with the consolidated financial information included in R&G Financial's Annual Report on Form 10-K/A for the year ended December 31, 2000, and its Quarterly Report on Form 10-Q/A for the three months ended March 31, 2001, incorporated by reference in this prospectus. The consolidated financial information for the three-month periods ended March 31, 2001 and 2000 are derived from R&G Financial's unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the three-month period ended March 31, 2001 are not necessarily indicative of R&G Financial's results for the full year.



                              AT OR FOR THE THREE MONTHS
                                   ENDED MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                              --------------------------   ----------------------------------------------------------------
                                 2001           2000          2000           1999         1998         1997         1996
                              -----------    -----------   ----------     ----------   ----------   ----------   ----------
SELECTED BALANCE SHEET DATA:
Total assets(1).............  $3,671,472     $3,121,835    $3,539,444     $2,911,993   $2,044,782   $1,510,746   $1,037,798
Loans receivable, net.......   1,662,508      1,714,800     1,631,276      1,563,007    1,073,668      765,059      603,751
Mortgage loans held for
  sale......................     152,507         97,976        95,668         77,277      117,126       46,885       54,450
Mortgage-backed and
  investment securities held
  for trading...............     102,210         14,967        12,038         43,564      450,546      401,039      110,267
Mortgage-backed securities
  available for sale........   1,044,323        703,738     1,150,100        712,705       95,040       46,004       50,841
Mortgage-backed securities
  held to maturity..........      19,035         22,338        19,818         23,249       28,255       33,326       37,900
Investment securities
  available for sale........     405,935        320,656       368,271        258,164       59,502       75,863       30,973
Investment securities held
  to maturity...............       3,668          5,436         3,703          5,438        6,344       10,693        5,270
Servicing asset.............      97,451         86,603        95,079         84,253       58,221       21,213       12,595
Cash and cash
  equivalents(2)............      85,553         70,331        69,090         65,996      103,728       68,366       98,856
Deposits....................   1,740,004      1,434,861     1,676,062      1,330,506    1,007,297      722,418      615,567
Securities sold under
  agreements to
  repurchase................     892,318        780,850       827,749        731,341      471,422      433,135       97,444
Notes payable...............     173,076        113,996       138,858        132,707      182,748      103,453      126,842
Other borrowings(3).........     417,465        444,557       538,840        408,843      121,000       86,359       65,463
Common stockholders'
  equity....................     389,463        275,229       308,836        269,535      221,162      138,054      115,633
Common stockholders' equity
  per share(4)..............  $     8.56     $     6.99    $     8.16     $     6.79   $     5.99   $     4.88   $     4.09
SELECTED INCOME STATEMENT
  DATA:
Revenues:
  Net interest income.......  $   18,167     $   16,760    $   64,987     $   56,578   $   43,973   $   36,530   $   28,923
  Provision for loan
    losses..................      (2,000)        (1,350)       (5,751)        (4,525)      (6,600)      (6,370)      (4,258)
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------
  Net interest income after
    provision for loan
    losses..................      16,167         15,410        59,236         52,053       37,373       30,160       24,665
  Loan administration and
    servicing fees..........       8,023          7,611        30,849         27,109       15,987       13,214       13,029
  Net gain on sale of
    loans...................      15,038          7,324        41,230         37,098       34,956       23,286       12,285
  Other(5)..................       2,525          1,489         7,231          6,604        5,527        4,605        3,938
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------
  Total revenues............      41,753         31,834       138,546        122,864       93,843       71,265       53,917
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------
Expenses:
  Compensation and
    benefits................       7,550          7,228        27,031         24,433       17,095       13,653       10,794
  Occupancy expenses........       3,902          3,252        13,436         11,289        8,987        7,131        5,531
  SAIF special assessment...          --             --            --             --           --           --        2,508
  Other administrative and
    general expenses........      11,876          9,593        40,325         33,568       22,687       18,252       15,424
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------
  Total expenses............      23,328         20,073        80,792         69,290       48,769       39,036       34,257
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------

                              AT OR FOR THE THREE MONTHS
                                   ENDED MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                              --------------------------   ----------------------------------------------------------------
                                 2001           2000          2000           1999         1998         1997         1996
                              -----------    -----------   ----------     ----------   ----------   ----------   ----------
Income before minority
  interest in R-G Premier
  Bank, income taxes and
  cumulative effect from
  change in accounting
  principle.................      18,425         11,761        57,754         53,574       45,074       32,229       19,660
Minority interest in R-G
  Premier Bank's earnings...          --             --            --             --           --           --          538
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------
Income before income taxes
  and cumulative effect from
  change in accounting
  principle.................      18,425         11,761        57,754         53,574       45,074       32,229       19,122
Income taxes................       5,096          2,274        14,121         12,239       11,040        8,732        5,922
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------
Income before cumulative
  effect from change in
  accounting principle......      13,329          9,487        43,633         41,335       34,034       23,497       13,200
Cumulative effect from
  change in accounting
  principle, net of income
  taxes.....................        (323)            --            --             --           --           --           --
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------
Net income..................      13,006          9,487        43,633         41,335       34,034       23,497       13,200
Less: Dividends on preferred
  stock.....................      (1,759)        (1,409)       (5,638)        (3,754)      (1,233)          --           --
                              ----------     ----------    ----------     ----------   ----------   ----------   ----------
Net income available to
  common stockholders.......  $   11,247     $    8,078    $   37,995     $   37,581   $   32,801   $   23,497   $   13,200
                              ==========     ==========    ==========     ==========   ==========   ==========   ==========
Basic earnings per common
  share before cumulative
  effect from change in
  accounting principle(4)...  $     0.40     $     0.28    $     1.33     $     1.31   $     1.15   $     0.83   $     0.60
                              ==========     ==========    ==========     ==========   ==========   ==========   ==========
Diluted earnings per common
  share before cumulative
  effect from change in
  accounting principle(4)...  $     0.39     $     0.28    $     1.30     $     1.28   $     1.12   $     0.81   $     0.59
                              ==========     ==========    ==========     ==========   ==========   ==========   ==========
Basic earnings per common
  share(4)..................  $     0.39     $     0.28    $     1.33     $     1.31   $     1.15   $     0.83   $     0.60
                              ==========     ==========    ==========     ==========   ==========   ==========   ==========
Diluted earnings per common
  share(4)..................  $     0.38     $     0.28    $     1.30     $     1.28   $     1.12   $     0.81   $     0.59
                              ==========     ==========    ==========     ==========   ==========   ==========   ==========
SELECTED OPERATING DATA(6):
Performance Ratios and Other
  Data:
Loan production.............  $  528,096     $  438,959    $1,729,373     $1,977,322   $1,426,069   $  906,324   $  624,571
Mortgage servicing
  portfolio.................   6,791,561      6,320,007     6,634,059      6,177,511    4,827,798    3,000,888    2,550,169
Return on average assets....        1.48%          1.26%         1.34%          1.72%        1.95%        1.85%        1.38%
Return on average common
  equity....................       19.31          16.37         18.00          20.23        21.32        18.69        15.54
Equity to assets at end of
  period....................       10.61           8.82          8.73           9.26        10.82         9.13        11.14
Interest rate spread(7).....        1.95           2.23          1.96           2.40         2.43         2.88         3.00
Net interest margin(7)......        2.18           2.43          2.16           2.60         2.72         3.12         3.24
Average interest-earning
  assets to average
  interest-bearing
  liabilities...............      104.25         103.70        103.54         104.21       105.93       104.61       104.60
Total non-interest expenses
  to average total assets...        2.59           2.66          2.49           2.88         2.80         3.08         3.59
Cash dividends declared per
  common share(4)...........  $    0.060     $    0.049    $    0.203     $    0.149   $    0.111   $    0.065   $    0.069

                              AT OR FOR THE THREE MONTHS
                                   ENDED MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                              --------------------------   ----------------------------------------------------------------
                                 2001           2000          2000           1999         1998         1997         1996
                              -----------    -----------   ----------     ----------   ----------   ----------   ----------
ASSET QUALITY RATIOS(8):
Non-performing assets to
  total assets at end of
  period....................        3.19%          2.14%         2.96%          2.26%        2.41%        2.12%        1.90%
Non-performing loans to
  total loans at end of
  period....................        5.83(9)        3.39          5.38(9)        3.66         4.08         3.89         3.09
Allowance for loan losses to
  total loans at end of
  period(10)................        0.66           0.54          0.66           0.55         0.74         0.87         0.55
Allowance for loan losses to
  total non-performing loans
  at end of period(10)......       11.25          15.77         12.21          15.11        17.92        22.34        17.64
Net charge-offs to average
  loans outstanding.........        0.35           0.19          0.17           0.25         0.55         0.40         0.75
BANK REGULATORY CAPITAL
  RATIOS(11):
Tier 1 risk-based capital
  ratio.....................       13.13%         11.33%        11.37%         12.36%       13.41%       13.10%       13.91%
Total risk-based capital
  ratio.....................       13.88          12.03         12.15          13.08        14.46        14.00        14.79
Tier 1 leverage capital
  ratio.....................        7.05           6.52          6.04           7.07         8.04         7.34         8.45


---------------

 (1) At March 31, 2001, R&G Mortgage and R-G Premier Bank had total assets of $776.7 million and $3.0 billion, respectively, before consolidation.
 (2) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold, all of which had original maturities of 90 days or less.
 (3) Comprised of advances from the Federal Home Loan Bank of New York, federal funds purchased and other borrowings.
 (4) Per share information for all periods presented takes into consideration prior stock splits and dividends.
 (5) Comprised of change in provision for cost in excess of market value of loans available for sale and other miscellaneous revenue sources, including service charges, fees and other income.

 (6) With the exception of end of period ratios, all ratios for R&G Mortgage are based on the average of month-end balances, while all ratios for R-G Premier Bank are based on average daily balances, and all ratios are annualized where appropriate.


 (7) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

 (8) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.
 (9) The increase in the ratio was partially caused by significant loan securitizations during the last two quarters of 2000 and the first quarter of 2001, which reduced the amount of loans held in portfolio which are considered in the calculation of the ratio. Without giving effect to loan securitizations, as of March 31, 2001 and December 31, 2000, the ratio of non-performing loans to total loans would have been 4.60% and 4.37%, respectively.
(10) See "Recent Developments" for a discussion of R&G Financial's historical charge-off experience. Because of the nature of the collateral, R&G Financials's historical charge-offs with respect to residential real estate loans have been low. Excluding R&G Financial's residential loan portfolio, the allowance for loan losses to total loans and to total non-performing loans at March 31, 2001 and December 31, 2000 would have been 1.49% and 61.2%, respectively, and 1.57% and 73.7%, respectively.
(11) All of such ratios were in compliance with the applicable requirements of the FDIC.

                              RECENT DEVELOPMENTS

DISCUSSION OF FIRST QUARTER RESULTS


     Results of Operations. During the three months ended March 31, 2001, R&G Financial reported net income before the cumulative effect of a change in accounting principle of $13.3 million or $0.39 of earnings per diluted share, compared to $9.5 million, or $0.28 of earnings per diluted share, for the comparative three-month period ended March 31, 2000.



     Net interest income increased by $1.4 million, or 8%, during the comparable periods to $18.2 million, primarily due to an increase in the average balance of interest-earning assets, which was partially offset by a 25 basis point decline in the net interest margin from 2.43% to 2.18%. With interest rates currently declining, R&G Financial expects a gradual improvement in its net interest margin, as evidenced by the two basis point improvement when compared with the year ended December 31, 2000. The provision for loan losses amounted to $2 million during the three months ended March 31, 2001, a 48% increase over the prior comparable period, as R&G Financial increased its general reserves to reflect the expected continued growth in commercial lending, which involves greater credit risk than residential lending.



     R&G Financial also experienced an increase in non-interest income during the three months ended March 31, 2001 over the comparable period. Net gain on sale of loans increased significantly, by $7.7 million, or 105%, over the prior comparable period, which was due both to the volume of loans originated and sold as well as the increased profits made on loans sold. Loan administration and servicing fees also increased by $412,000, or 5%, over the comparable periods, due to the growth in the loan servicing portfolio.



     Total expenses increased by $3.3 million, or 16%, during the three months ended March 31, 2001 over the comparable period, primarily due to a $2.3 million, or 24%, increase in other administrative and general expenses, primarily due to reserves for impairment of servicing rights, increased amortization of servicing and increased advertising expenses to promote increased loan production.



     Changes in Financial Condition. At March 31, 2001, total assets amounted to $3.7 billion, as compared to $3.1 billion at March 31, 2000. The $549.6 million, or 17.6%, increase in total assets between the comparable periods was primarily the result of a $425.9 million, or 41.6%, increase in mortgage-backed and investment securities available for sale, an $87.2 million, or 582.9%, increase in mortgage-backed securities held for trading and a $54.5 million, or 55.7%, increase in mortgage loans held for sale, which more than offset a $52.3 million, or 3%, decline in loans receivable, net.



     At March 31, 2001, total deposits totaled $1.7 billion, an increase of $305.1 million, or 21.3%, when compared to March 31, 2000. In addition, at March 31, 2001, R&G Financial had $1.5 billion of borrowings (consisting of securities sold under agreements to repurchase, notes payable, FHLB advances and other borrowings), as compared to $1.4 billion at March 31, 2000. R&G Financial utilized deposits (primarily certificates of deposit) and FHLB advances to fund its growth during the period.



     At March 31, 2001, R&G Financial's allowance for loan losses totaled $12.1 million, which represented a $470,000, or 4.1%, increase from the level maintained at December 31, 2000. At March 31, 2001, R&G Financial's allowance represented approximately 0.66% of the total loan portfolio and 11.25% of total non-performing loans. However, excluding R&G Financial's residential loan portfolio, which has minimal charge-off experience, the allowance for loan losses to total loans and to total non-performing loans would have been 1.49% and 61.2%, respectively, at March 31, 2001. The increase in the allowance for loan losses reflects the increase in R&G Financial's commercial real estate and construction loan portfolio as well as the increase in R&G Financial's non-performing loans during the year.



     Non-performing loans amounted to $107.3 million at March 31, 2001, an increase of $47.9 million when compared to $59.4 million at December 31, 1999. However, $40.1 million, or 84%, of such increase consisted of residential mortgage loans, which resulted to a large extent from increased delays over the period in the foreclosure process in Puerto Rico. Because of the nature of the real estate collateral,

R&G Financial has historically experienced a low level of loan charge-offs. R&G Financial's aggregate charge-offs amounted to 0.35% during the first quarter of 2001, 0.17% during 2000 and 0.25% during 1999. Although loan delinquencies have historically been higher in Puerto Rico than in the United States, actual foreclosures and any resulting loan charge-offs have historically been lower than in the United States. While the ratio of non-performing loans to total loans increased from 3.66% to 5.38% from December 31, 1999 to December 31, 2000 and to 5.83% at March 31, 2001, the increase in the ratio was made larger than it would otherwise have been due to significant loan securitizations during the last two quarters of 2000 and the first quarter of 2001, which reduced the amount of loans considered in the calculation of the ratio. Without giving effect to loan securitizations, during the three months ended March 31, 2001 and the year ended December 31, 2000, the ratio of non-performing loans would have been 4.60% and 4.37%, respectively.


     Stockholders' equity increased from $308.8 million at December 31, 2000 to $389.5 million at March 31, 2001. The $80.6 million, or 26.1%, increase was due primarily to net income recognized during the period.

                                   MANAGEMENT

     The following table presents information concerning the directors and executive officers of R&G Financial and its subsidiary companies.

                   NAME                     AGE(1)                     TITLE
                   ----                     ------                     -----
Victor J. Galan...........................    67     Chairman of the Board and Chief Executive
                                                     Officer
Ramon Prats...............................    51     Vice Chairman of the Board and President
Joseph R. Sandoval........................    37     Senior Vice President and Chief Financial
                                                     Officer
Ana M. Armendariz.........................    68     Director and Treasurer
Enrique Umpierre-Suarez...................    59     Director and Secretary
Victor L. Galan...........................    37     Director and Vice President of Loan
                                                     Production Marketing and Business
                                                     Development -- R&G Mortgage
Pedro Ramirez.............................    58     Director
Laureno Carus Abarca......................    71     Director
Eduardo McCormack.........................    72     Director
Gilberto Rivera-Arreaga...................    51     Director
Benigno R. Fernandez......................    60     Director
Ileana M. Colon-Carlo.....................    52     Director
Roberto Gorbea............................    59     Director
Mario Ruiz................................    38     Executive Vice President -- R-G Premier
                                                     Bank
Steven Velez..............................    43     Executive Vice President -- R&G Mortgage
Victor M. Irizarry........................    52     Senior Vice President and Chief Lending
                                                     Officer -- R-G Premier Bank
Pedro J. Serralles, IV....................    52     Principal -- R&G Investments Corporation
Jean Francois Dumazet.....................    35     President -- Home and Property Insurance
                                                     Corporation
Michael Wallace, Jr.......................    39     Chief Executive Officer -- Continental
                                                     Capital Corporation

---------------

(1) As of February 29, 2001

     Information concerning the principal occupation of directors and executive officers of R&G Financial and its subsidiaries, during the past five years is set forth below.


     Victor J. Galan. Mr. Galan is Chairman of the Board and Chief Executive Officer of R&G Financial, positions he has held since R&G Financial's incorporation in March 1996. Mr. Galan also served as R&G Financial's President from its incorporation until January 2001. Mr. Galan is the founder and Chairman of the Board of R&G Mortgage, a position he has held since 1972. Mr. Galan is also the Chairman of the Board and Chief Executive Officer of R-G Premier Bank, a position he has held since R-G Premier Bank was first acquired by R&G Mortgage in February 1990, Chairman of the Board of Mortgage Store of Puerto Rico, Inc., a subsidiary of R&G Mortgage, since the inception of its predecessor in October 1997 (Mortgage Store of Puerto Rico, Inc. and its predecessor, "The Mortgage Store") and Chairman of the Board of Continental since its acquisition in October 1999.



     Ramon Prats. Mr. Prats has been the Vice Chairman of the Board of Directors of R&G Financial since April 1996 and served as its Executive Vice President from such date until January 2001. In January 2001, Mr. Prats became President of R&G Financial, R&G Mortgage and R-G Premier Bank. Mr. Prats has served as a Director of R&G Mortgage since April 1985 and has been Executive Vice President of R&G Mortgage and The Mortgage Store since February 1980 and October 1997, respectively. Mr. Prats also currently serves as Vice Chairman of the Board of Directors of R-G Premier Bank, a position he has held since February 1990, and as a director of Continental since October 1999.

     Joseph R. Sandoval. Mr. Sandoval joined R&G Financial as its Chief Financial Officer in January 1997, and has been a Director of Continental and its Secretary since October 1999. Prior thereto, Mr. Sandoval was an accountant with Price Waterhouse LLP (a predecessor firm to PricewaterhouseCoopers LLP) in San Juan, Puerto Rico from August 1987 to January 1997 and had attained the position of Senior Manager with such firm.


     Ana M. Armendariz. Ms. Armendariz has been a Director and Treasurer of R&G Financial since April 1996 and Secretary, Senior Vice President and Controller of R&G Mortgage since January 1984 and Senior Vice President and Controller of The Mortgage Store since October 1997. Ms. Armendariz is a Selling Stockholder.

     Enrique Umpierre-Suarez. Mr. Umpierre-Suarez has been a Director of R&G Financial and its Secretary since April 1996, a Director of R-G Premier Bank since January 1996, and a Director of The Mortgage Store since October 1997. Mr. Umpierre-Suarez has also served as Secretary of R-G Premier Bank since April 1996 and of The Mortgage Store since October 1997. Mr. Umpierre-Suarez is an attorney in private practice in Hato Rey, Puerto Rico and is also engaged in the private practice of engineering in Hato Rey, Puerto Rico.

     Victor L. Galan. Mr. Galan has been a Director of R&G Financial since April 1996, a Director of R&G Mortgage since June 1996, a Director of R-G Premier Bank since 1995 and a Director of The Mortgage Store since October 1997. In January 2001, Mr. Galan became the Vice President of Loan Production Marketing and Business Development of R&G Mortgage. Mr. Galan was the Vice President of The Mortgage Store from October 1998 until January 2001. Previously, Mr. Galan was the Vice President of Branch Administration of R&G Mortgage from June 1997 to October 1998, and prior thereto was the Marketing Manager and Vice President of R&G Mortgage from February 1996 to June 1997. Mr. Galan, the son of Victor J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial, has been associated with R&G Mortgage since 1982, having served as Branch Manager at various locations since 1992.


     Pedro Ramirez. Mr. Ramirez has been a Director of R&G Financial since April 1996, a Director of R&G Mortgage since June 1996 and a Director of R-G Premier Bank since 1990. Mr. Ramirez has been President and Chief Executive Officer of Empresas Nativas, Inc., a real estate development company, in Hato Rey, Puerto Rico, since 1983. Mr. Ramirez also currently serves as Vice President of Inverdec, Inc., a real estate development company in Hato Rey, Puerto Rico, a position he has held since April 1992, and has been the Managing Partner of Ramirez & Co., S.E., a real estate development company located in Hato Rey, since April 1986.


     Laureno Carus Abarca. Mr. Carus has been a Director of R&G Financial since April 1996, a director of R&G Mortgage since June 1996 and a Director of R-G Premier Bank (and its predecessor) since 1983. Mr. Carus has been the Chairman of the Board of Alonso and Carus Iron Works, Inc., in Catano, Puerto Rico, which is engaged in the production and fabrication of metal products and in the construction of commercial buildings, since September 1977 and he has been with the firm since 1960. Mr. Carus has also been President of Petroleum Chemical Corp., a petroleum processing corporation in Catano, Puerto Rico, since April 1994.

     Eduardo McCormack. Mr. McCormack has been a Director of R&G Financial since April 1996, a director of R&G Mortgage since June 1996 and a Director of R-G Premier Bank since 1990. Mr. McCormack is presently the President of EMP Omega Corporation, in San Juan, Puerto Rico, a fructose importer and distributor, since June 1999. During 1994 and 1995, he served as a consultant to Bacardi Corporation, a rum manufacturer based in Catano, Puerto Rico. Prior thereto, Mr. McCormack was a Vice President of Bacardi Corporation from 1981 to 1993.

     Gilberto Rivera-Arreaga. Mr. Rivera-Arreaga has been a Director of R&G Financial since April 1996 and a Director of R&G Mortgage and R-G Premier Bank since June 1996. Mr. Rivera-Arreaga has been Executive Vice President of the National College of Business & Technology, Inc., a post-secondary institution with campuses in Bayamon and Arecibo, Puerto Rico, since 1993. Prior thereto, Mr. Rivera-Arreaga engaged in the private practice of law in Bayamon, Puerto Rico.


     Benigno R. Fernandez. Mr. Fernandez has been a Director of R&G Financial since April 1996 and a Director of R&G Mortgage and R-G Premier Bank since June 1996. Mr. Fernandez is Senior Partner of Fernandez, Perez Villarini & Co., a certified public accounting firm in Hato Rey, Puerto Rico. Mr. Fernandez has been a certified public accountant since 1969.



     Ileana M. Colon-Carlo. Ms. Colon-Carlo has been a Director of R&G Financial since July 1998. Ms. Colon-Carlo is currently the Chief Administration and Financial Officer of McConnell & Valdes, a legal firm in Hato Rey, Puerto Rico, and has been a member of the Board of Trustees of Central University of Bayamon, Puerto Rico, and an Accounting Professor in the Graduate School of Business Administration since January 1998. Prior thereto, Ms. Colon-Carlo served as Comptroller of the Commonwealth of Puerto Rico from 1987 to 1997. Ms. Colon-Carlo is a past President of the Puerto Rico Certified Public Accountants State Society and past member of the Commonwealth of Puerto Rico Board of Accountancy. Additionally, Ms. Colon-Carlo is a past member of the board of directors of the Puerto Rico Chamber of Commerce.



     Roberto Gorbea. Mr. Gorbea has been a Director of R&G Financial since July 1998. Mr. Gorbea has been President, Chief Executive Officer and member of the board of directors of Lord Electric Company of Puerto Rico, Inc., San Juan, Puerto Rico, which constructs industrial, electrical and mechanical systems, since 1984.



     Mario Ruiz. Mr. Ruiz has been Senior Vice President of Secondary Markets of R&G Mortgage since December 1996 and Director and Senior Vice President of The Mortgage Store since October 1997. Mr. Ruiz served as Vice
President -- Secondary Market of R&G Mortgage from 1990 to December 1996. In January 2001, Mr. Ruiz became Executive Vice President of R-G Premier Bank.



     Steven Velez. Mr. Velez has been Senior Vice President of Underwriting and Technology of R&G Mortgage since June 1997. Previously, Mr. Velez served as Vice President of Underwriting and Technology of R&G Mortgage. Mr. Velez has been with R&G Mortgage since October 1989. In January 2001, Mr. Velez became Executive Vice President of R&G Mortgage.



     Victor M. Irizarry. Mr. Irizarry has been Senior Vice President of Corporate and Construction Lending since joining R-G Premier Bank in May 1999. Prior to that, Mr. Irizarry was Senior Vice President -- Commercial Banking at another financial institution from September 1992 to April 1999. In January 2001, Mr. Irizarry became the Chief Lending Officer of R-G Premier Bank.



     Pedro J. Serralles, IV. Mr. Serralles is Principal of R&G Investments Corporation, a position he assumed in April 2001. Previously, Mr. Serralles worked for Morgan Stanley Dean Witter & Co. and its predecessor Dean Witter Reynolds, Inc. since 1990, most recently as Senior Vice President. Mr. Serralles has over 26 years of brokerage experience.


     Jean Francois Dumazet. Mr. Dumazet joined R&G Financial in November 2000 as President of Home and Property Insurance Corporation in connection with R&G Financial's acquisition of the insurance agency. Mr. Dumazet was the owner and President of Home and Property Insurance Corporation since 1999, and President of Cosmair Caribe, Inc., Loreal Group's marketing and distribution subsidiary in the Caribbean, from 1993 to 1999.

     Michael Wallace, Jr. Mr. Wallace joined R&G Financial as Chief Executive Officer of Continental in connection with the acquisition of Continental in October 1999. Mr. Wallace co-founded Continental in 1984 and served as its Chairman and Chief Executive Officer since its formation.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following is a summary of certain rights and privileges of R&G Financial's Common Stock and preferred stock. Statements in this summary are qualified in their entirety by reference to R&G Financial's Certificate of Incorporation and to the General Corporation Law of Puerto Rico.

COMMON STOCK


     R&G Financial's Common Stock is divided into 40,000,000 shares of Class A common stock, of which as of March 31, 2001, 18,440,556 were owned by Victor J. Galan, Chairman of the Board and Chief Executive Officer of R&G Financial, and 30,000,000 shares of Class B common stock, of which as of such date, 10,237,675 shares of Class B common stock were outstanding and held by members of the general public. R&G Financial has called a special meeting of stockholders to be held on June 12, 2001, the purpose of which is to increase the authorized number of shares of Class B common stock to 40,000,000 shares. Victor J. Galan, the Chairman of the Board and Chief Executive Officer and majority stockholder of R&G Financial, has indicated that he will vote his shares for such amendment at the special meeting, which assures that the proposal will be approved.


     R&G Financial's shares of Class B common stock are listed on the Nasdaq National Market under the symbol "RGFC." R&G Financial's Common Stock does not represent non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC.

     Subject to the rights of the holders of preferred stock to elect directors under certain circumstances, the holders of R&G Financial's Common Stock possess exclusive voting rights in R&G Financial. They elect the Board of Directors and act on such other matters as are required to be presented to them under Puerto Rico law or R&G Financial's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Except for matters where applicable law requires the approval of one or both classes of common stock voting as separate classes, holders of shares of Class A common stock and shares of Class B common stock generally vote as a single class on all matters submitted to a vote of the shareholders, including the election of directors. Holders of shares of Class A common stock are entitled to two votes per share and holders of shares of Class B common stock are entitled to one vote per share.

     Each record holder of Class A common stock is entitled to convert any or all of the shares of Class A common stock held by such holder into shares of Class B common stock at the rate of one share of Class B common stock for each share of Class A common stock so converted. The shares of Class B common stock do not carry any conversion rights.

     Subject to any dividend preferences which may be established with respect to any series of preferred stock, holders of shares of Class A common stock and Class B common stock are entitled to share ratably, as a single class, in dividends when and as declared by the Board of Directors out of funds legally available for the payment of dividends.


     In the event of the liquidation, dissolution or distribution of assets of R&G Financial, the holders of its Common Stock would be entitled to receive all of its assets available for distribution, after payment or provision for payment of all debts and liabilities and liquidation distributions due to holders of R&G Financial's preferred stock. The holders of R&G Financial's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a priority over the holders of R&G Financial's Common Stock in the event of a liquidation, dissolution or distribution of assets.


     Holders of R&G Financial's Common Stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. R&G Financial's Common Stock is not subject to redemption.

PREFERRED STOCK

     R&G Financial has authorized 10,000,000 shares of preferred stock, par value $0.01 per share. R&G Financial has issued 2,000,000 shares of Series A Preferred Stock, 1,000,000 shares of Series B Preferred Stock and 2,760,000 shares of Series C Preferred Stock, each of which ranks pari passu with respect to each other series of preferred stock. Except with respect to the dividend rate and redemption and maturity dates, each series of preferred stock has terms which are substantially the same. R&G Financial may issue other series of preferred stock with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights as it may deem appropriate under the circumstances.

RESTRICTIONS ON ACQUISITION OF R&G FINANCIAL

     Restrictions in the Certificate of Incorporation and Bylaws. A number of provisions of R&G Financial's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Certificate of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to such Certificate of Incorporation and Bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

     Board of Directors. R&G Financial's Certificate of Incorporation contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Cumulative voting in the election of directors is prohibited. Directors may be removed with or without cause at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board, or by the sole remaining director, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director being replaced had been elected, and until his successor has been elected and qualified.

     R&G Financial's Bylaws govern nominations for election to the Board, and provide that nominations for election to the Board of Directors may be made by the nominating committee of the Board of Directors or by a stockholder eligible to vote at an annual meeting of stockholders who has complied with specified notice requirements. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, the principal executive offices not later than ninety days prior to the anniversary date of the mailing of the proxy materials in connection with the immediately preceding annual meeting and, with respect to an election to be held at a special meeting of stockholders, no later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

     Limitation of Liability. R&G Financial's Certificate of Incorporation provides that the personal liability of the directors and officers for monetary damages shall be limited to the fullest extent permitted by the General Corporation Law of the Commonwealth of Puerto Rico ("Puerto Rico Corporate Law").

     Indemnification of Directors, Officers, Employees and Agents. R&G Financial's Bylaws provide that R&G Financial shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of R&G Financial, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of R&G Financial, or is or was serving at its written request as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Puerto Rico Corporate Law. Notwithstanding the foregoing, R&G Financial shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without the prior written consent of R&G Financial or any action, suit or proceeding initiated by any person seeking indemnification without the prior written consent of R&G Financial. R&G Financial's Bylaws also provide that reasonable expenses incurred by a director, officer, employee or agent of R&G Financial in defending any civil, criminal, suit or proceeding may be paid by R&G Financial in advance of the final disposition of such action, suit or proceeding.

     Special Meetings of Stockholders and Stockholder Proposals. R&G Financial's Bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, the President or by the affirmative vote of a majority of the Board of Directors then in office. Only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting, business must either be brought before the meeting by or at the direction of the Board of Directors or otherwise by a stockholder who has given timely notice thereof (along with specified information) in writing. For stockholder proposals to be included in our proxy materials, the stockholder must comply with all the timing and informational requirements of the Securities Exchange Act of 1934, as amended. With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in R&G Financial's proxy materials, the stockholder's notice must be delivered to or mailed and received at R&G Financial's principal executive offices not later than 90 days prior to the anniversary date of the mailing of the proxy materials in connection with the immediately preceding annual meeting.


     Amendment of Certificate of Incorporation and Bylaws. R&G Financial's Certificate of Incorporation generally provides that any amendment of the Certificate must be first approved by a majority of the Board of Directors and, to the extent required by law, then by the holders of a majority of the votes eligible to be cast in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast in an election of directors, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, is required for any amendment concerning R&G Financial's directors, bylaws, limitation on liability of directors and officers and amendments, unless any such proposed amendment is approved by a vote of two-thirds of the Board of Directors then in office. R&G Financial's Bylaws may be amended by the Board or by the stockholders. Such action by the stockholders requires the affirmative vote of the holders of a majority of the votes eligible to be cast generally in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast generally in an election of directors is required for any amendment to the Bylaws which is inconsistent with the provisions in R&G Financial's Certificate of Incorporation, which address the foregoing provisions and which are not approved by the affirmative vote of two-thirds of R&G Financial's Board of Directors then in office.


     Other Restrictions on Acquisition of R&G Financial. Under the Change in Bank Control Act, or CIBCA, a notice must be submitted to the Federal Reserve Board if any person, or group acting in concert, seeks to acquire 10% or more of R&G Financial's shares of common stock outstanding, unless the Federal Reserve Board finds that the acquisition will not result in a change in control of R&G Financial. Under the CIBCA, the Federal Reserve Board has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by the R&G Financial and R-G Premier Bank, and the antitrust effects of the acquisition. Under the Bank Holding Company Act, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain control of R&G Financial. Control generally is defined to mean the beneficial ownership of 25% or more of any class of R&G Financial's voting securities. Under the Puerto Rico Banking Act, a notice must be submitted to the OCFI not less than 60 days prior to the consummation of any transfer of R&G Financial stock if, after such transfer, the transferee (including any group acting in concert) will own more than 5% of R&G Financial's outstanding voting stock. Such transfer will require the approval of the OCFI if it will result in a change of control of R&G Financial. A transfer will be presumed to result in a change of control if, as a result of such transfer, a person or group that did not own more than 5% of R&G Financial's outstanding voting stock prior to such transfer owns more than 5% of such stock. In acting upon any such request for approval, the OCFI must take into consideration factors such as the experience and moral and financial responsibility of the transferee, its impact on the operations of R-G Premier Bank, whether the change of control threatens the interest of R-G Premier Bank's depositors, creditors or shareholders and any public interest considerations.

                                    TAXATION

GENERAL

     The following is a summary of the material Puerto Rico tax and United States federal income tax considerations relating to the purchase, ownership and disposition of the Class B common stock. This summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class B common stock and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

     This summary is based on the tax laws of Puerto Rico and the United States Internal Revenue Code of 1986, as amended (the "Code"), as in effect on the date of this prospectus, as well as regulations, including existing and proposed regulations of the U.S. Department of the Treasury ("Treasury Regulations"), administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively.


     Prospective purchasers of the Class B common stock should consult their own tax advisors as to the Puerto Rico, United States or other tax consequences of the purchase, ownership and disposition of the Class B common stock, including special rules applicable to particular taxpayers, such as life insurance companies, special partnerships, registered investment companies, certain pension trusts, tax-exempt entities, dealers in securities, a trader in securities that elects to use a mark-to-market method of accounting for their securities holdings, financial institutions, persons liable for the alternative minimum tax, persons who hold Class B common stock as part of a straddle or hedging, or a conversion transaction or to persons whose functional currency is not the U.S. dollar or who own actually or constructively 10% or more of R&G Financial's voting stock. Prospective purchasers should also consult their tax advisors with respect to the application of any state, local, foreign or other tax.


                             UNITED STATES TAXATION


     The following discussion addresses only Class B common stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. As used herein, the term "U.S. Holder" means a beneficial owner of Class B common stock that is, for United States federal income tax purposes, an individual who is a citizen or resident of the United States, a corporation organized under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all substantial decisions of the trust. The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year.


DISTRIBUTIONS

     General. Dividends on the Class B common stock will constitute gross income from sources outside the United States if less than 25% of the gross income from all sources of R&G Financial for the three-year period ending with the close of the taxable year preceding the declaration of such dividends (or for such part of such period as R&G Financial has been in existence) was or was treated as effectively connected with a trade or business within the United States. Since its incorporation in 1996, less than 25% of R&G Financial's gross income has been effectively connected in the conduct of a trade or business in the United States, and R&G Financial expects to satisfy such gross income test on an ongoing basis. Accordingly, dividends on the Class B common stock distributed by R&G Financial will constitute gross income from sources outside the United States so long as R&G Financial continues to meet such gross income test.

     U.S. Holders Other Than Puerto Rico U.S. Holders. Subject to the passive foreign investment company ("PFIC") rules discussed below, distributions made in respect of Class B common stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of R&G Financial as determined for United States federal income tax purposes. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by R&G Financial exceeds its current and accumulated earnings and profits as determined for United States federal income tax purposes, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the Class B common stock and thereafter as capital gain.


     Subject to certain conditions and limitations contained in the Code, the Puerto Rico income tax imposed on dividends distributed by R&G Financial in accordance with Puerto Rico law will be eligible for a deduction or a credit against the U.S. Holder's United States federal income tax liability. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by R&G Financial will generally constitute foreign source "passive income" or foreign source "financial services income," which is treated separately from other types of income.



     Puerto Rico U.S. Holders. Subject to the PFIC rules discussed below, in general, dividends paid in respect of the Class B common stock will constitute gross income from sources within Puerto Rico under the Code and therefore, when received by a Puerto Rico U.S. Holder, will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.


     PR Corporations. In general, distributions of dividends made by R&G Financial on the Class B common stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation. The Code provides rules for PR Corporations and their U.S. shareholders that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

SALES, EXCHANGES OR OTHER DISPOSITIONS

     U.S. Holders Other Than Puerto Rico U.S. Holders. Subject to the PFIC rules discussed below, a U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize capital gain or loss on the sale or other disposition of Class B common stock, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Class B common stock and the amount realized on the sale or other disposition.

     Gain or loss recognized by a U.S. Holder on the sale or other disposition of Class B common stock generally will be treated as United States source income or loss for foreign tax credit limitation purposes.


     Puerto Rico U.S. Holders. Subject to the PFIC rules discussed below, in general, gain from the sale or exchange of the Class B common stock by a Puerto Rico U.S. Holder with a tax home in Puerto Rico will constitute income from sources within Puerto Rico, will not be includable in the stockholder's gross income, and will be exempt from United States federal income taxation provided that either (i) an income tax equal to at least 10% of the gain derived from such a sale is actually paid to Puerto Rico with respect to that gain, or (ii) R&G Financial derived more than 50% of its gross income, over the three-year period ending with the close of R&G Financial's taxable year immediately preceding the year in which the sale occurred, from the active conduct of a trade or business in Puerto Rico. No deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income. Redemptions of the Class B common stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

     PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the Class B common stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations and their U.S. shareholders that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     The Code provides special rules for distributions received by U.S. Holders on stock of a PFIC as well as amounts received from the sale or other disposition of PFIC stock.


     Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the "Proposed Regulations"), R&G Financial believes that it is not and has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to R&G Financial's expectation, the Class B common stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules with respect to certain distributions ("excess distribution") by R&G Financial to the U.S. Holder and any gain realized on the sale or other disposition of Class B common stock. An "excess distribution" is, generally, any distributions received by the U.S. Holder on the Class B common stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Class B common stock, if shorter.


     Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Class B common stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which R&G Financial is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would, with certain exceptions, be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

     As an alternative to these rules, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Class B common stock.

     Notwithstanding the foregoing rules for U.S. Holders, the Proposed Regulations generally provide that Puerto Rico U.S. Holders would be subject to the rules described above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Class B common stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.


INFORMATION REPORTING AND BACKUP WITHHOLDING



     If you are a noncorporate U.S. Holder or a Puerto Rico U.S. Holder, you will be subject to information reporting requirements, on Internal Revenue Service Form 1099, with respect to (i) dividend payments or other taxable distributions made to you within the United States, and (ii) the payment of proceeds to you from the sale of the Class B common stock effected at a United States office of a broker.



     Additionally, backup withholding at a rate of 31% may apply to such payments to a noncorporate U.S. Holder or a Puerto Rico U.S. Holder that: (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the Internal Revenue Service that he or she has failed to report all interest and dividends required to be shown on such person's federal income tax returns; or (iii) in certain circumstances, fails to comply with applicable certification requirements.

     A taxpayer generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such taxpayer's income tax liability by filing a refund claim with the United States Internal Revenue Service.

                              PUERTO RICO TAXATION

     A "Puerto Rico corporation" is used to refer to a corporation organized under the laws of Puerto Rico and for purposes of the following discussion, a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

DISTRIBUTIONS

     General. Distributions of cash or other property made by R&G Financial on the Class B common stock will be treated as dividends to the extent that R&G Financial has current or accumulated earnings and profits. To the extent that a distribution exceeds R&G Financial's current and accumulated earnings and profits, the distribution will be first applied against and reduce the adjusted tax basis of the Class B common stock in the hands of the holder and then be treated as gain on the sale or exchange of the Class B common stock as described below.

     Generally, a dividend paid by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation has derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration of the dividend or for such part of such period as the corporation has been in existence. R&G Financial has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1996.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid on the Series B Common Stock. This tax is required to be withheld by R&G Financial unless an individual elects for this withholding not to apply, and is therefore required to include the amount of the dividend as ordinary income taxable at the normal income tax rates, which may be up to 33%.


     Puerto Rico corporations will be subject to income tax on dividends paid on the Class B common stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below, and will not be subject to withholding. The dividend received deduction will be equal to 85% of the dividend received, not in excess of 85% of the corporate shareholder's net taxable income.


     As a practical matter, dividends on the Class B common stock held in street name through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "-- Foreign Corporations."

     United States Citizens Not Residents of Puerto Rico. Dividends paid on the Class B common stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by R&G Financial. These individuals may elect for the withholding not to apply, and will be taxed thereon at the normal income tax rates. In the event such individuals opt out of the 10% Special Tax, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with R&G Financial a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married.


     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on the Class B common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax, which will be withheld at source by R&G Financial.

     Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations (including the dividends received deduction) on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico.


     A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Class B common stock.

     Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.


TAXATION OF GAINS UPON SALES OR EXCHANGES


     General. The sale or exchange of Class B common stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Class B common stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Class B common stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder's holding period of the Class B common stock exceeds six months.


     Individual Residents of Puerto Rico and Puerto Rico Corporations. If the stockholder is an individual and the gain is a long-term capital gain realized on transactions effected in taxable years commencing after March 31, 2001, the stockholder may opt to tax the gain at a rate of 10% (20% for transactions effected in taxable years beginning before April 1, 2001). If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain realized on transactions effected in taxable years commencing after March 31, 2001, the gain will qualify for an alternative tax rate of 12.5% (25% for transactions effected in taxable years beginning before April 1, 2001).


     United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Class B common stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Class B common stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Class B common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Class B common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received with respect to transactions effected in taxable years commencing after March 31, 2001 will be withheld at the source (the withholding rate will be 20% with respect to payments related to transactions effected in taxable years beginning before April 1, 2001); and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10% or 20%, as previously described for individuals who are residents of Puerto Rico. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Class B common stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Class B common stock if the gain is from sources within Puerto Rico or is effectively connected with a trade or business in Puerto Rico. Any such gain will be taxed at 12.5% if it is a long-term capital gain realized on transactions effected in taxable years commencing after March 31, 2001 (25% for transactions effected in taxable years beginning before April 1, 2001).


     In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Class B common stock if the gain is from sources within Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.


     A bill has been introduced in the Puerto Rico Legislature which would make the reductions in the capital gains tax rates effective for transactions effected after March 31, 2001, regardless of the commencement date of the taxpayer's taxable year.


                              SELLING STOCKHOLDERS


     Victor J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial, owns 18,440,556 shares of Class A common stock. In connection with the offering, Mr. Galan intends to convert 2,000,000 shares of his Class A common stock into an equal number of shares of Class B common stock (2,300,000 shares if Mr. Galan's portion of the over-allotment option is exercised in full). Mr. Galan intends to sell in the offering for his own account all but 54,000 of the shares of Class B common stock so converted. In connection with this offering, Ana M. Armendariz, a Director of R&G Financial and executive officer of R&G Mortgage, is fully exercising an option previously granted by Mr. Galan, pursuant to which she will acquire from Mr. Galan the other 54,000 shares of Class B common stock. Ms. Armendariz is selling in this offering all 54,000 shares of Class B common stock so received. Mr. Galan and Ms. Armendariz are collectively referred to herein as the "Selling Stockholders." Upon completion of the offering, Mr. Galan will own 16,440,556 shares of Class A common stock, which will represent 53.6% of our outstanding Common Stock (16,140,536 shares, or 52.1%, if the underwriters' over-allotment option is exercised in full).

                                  UNDERWRITING


     We, the Selling Stockholders and the underwriters for this offering named below, have entered into an underwriting agreement concerning the shares of Class B common stock being offered. Subject to certain conditions, each underwriter listed below has severally agreed to purchase the number of shares of Class B common stock indicated in the following table.



                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
UBS Warburg LLC.............................................  2,666,667
Keefe, Bruyette & Woods, Inc................................  1,333,333
                                                              ---------
          Total.............................................  4,000,000
                                                              =========



     If the underwriters sell more shares of Class B common stock than the total number set forth in the table above, the underwriters have a 30-day option to buy on a pro rata basis up to an additional 300,000 shares of Class B common stock from us and up to an additional 300,000 shares of Class B common stock from one of the Selling Stockholders, Mr. Galan, at the public offering price less the underwriting discounts and commissions, to cover these sales. If any shares of Class B common stock are purchased under these options, the underwriters will severally purchase shares of Class B common stock in approximately the same proportion as set forth in the table above.


     The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the Selling Stockholders:

                                                       PAID BY US                 PAID BY SELLING STOCKHOLDERS
                                            ---------------------------------   ---------------------------------
                                            NO EXERCISE OF   FULL EXERCISE OF   NO EXERCISE OF   FULL EXERCISE OF
                                            OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                OPTION            OPTION            OPTION            OPTION
                                            --------------   ----------------   --------------   ----------------
Per Share.................................
          Total...........................


     We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be about $312,000.


     Shares of Class B common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of Class B common stock sold by the underwriters to
securities dealers may be sold at a discount of up to $       per share from the
public offering price. Any of these securities dealers may resell any shares of Class B common stock purchased from the underwriters to other brokers or dealers
at a discount of up to $       per share from the public offering price. If all
of the shares of Class B common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.


     We and each of our senior executive officers and directors, including each of the Selling Stockholders, have agreed with the underwriters not to sell, offer or agree to sell, hypothecate, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, or enter into any agreement or arrangement that has the effect of transferring the economic effects of holding, any shares of our common stock or securities convertible into or exchangeable for our common stock or warrants or other rights to purchase our common stock or any of our other securities that are substantially similar to our common stock or permit the registration under the Securities Act of 1933, as amended, of any shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of the Closing of this offering, without the prior written consent of UBS Warburg LLC.



     In connection with this offering, the underwriters may purchase and sell shares of our Class B common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class B common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of Class B common stock than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of Class B common stock in the open market. In determining the source of shares of Class B common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of Class B common stock available for purchase in the open market as compared to the price at which they may purchase shares of Class B common stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class B common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.


     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the other underwriter has repurchased shares of Class B common stock sold by or for the account of that underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our Class B common stock. As a result, the price of our Class B common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.


     We and the Selling Stockholders have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Securities and Exchange Commission allows R&G Financial to "incorporate by reference" the information it files with them, which means R&G Financial can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that R&G Financial files with the SEC automatically updates and supersedes previously filed information. R&G Financial has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:



    - Annual Report on Form 10-K for the year ended December 31, 2000, as amended;



    - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as amended; and



    - Proxy Statement for Special Meeting of Stockholders to be held June 12, 2001.


     R&G Financial also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold.

     R&G Financial will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to R&G Financial, Attention: Enrique Umpierre-Suarez, Secretary, 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico 00918; telephone number: (787) 758-2424.

                      WHERE YOU CAN FIND MORE INFORMATION


     R&G Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. R&G Financial has also filed with the SEC a Registration Statement on Form S-3 to register the Class B common stock being offered in this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about R&G Financial and the shares of Class B common stock offered in this prospectus, you should refer to the Registration Statement and its exhibits.



     You may read and copy any document filed by R&G Financial with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. R&G Financial files its SEC materials electronically with the SEC, so you can also review R&G Financial's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.


                                 LEGAL MATTERS

     The validity of the Class B common stock will be passed upon for R&G Financial by Kelley Drye & Warren LLP, Vienna, Virginia, and for the underwriters by Sullivan & Cromwell, New York, New York. The validity of the Class B common stock will be passed upon as to matters of Puerto Rico law for R&G Financial by McConnell Valdes, San Juan, Puerto Rico. Kelley Drye & Warren LLP and Sullivan & Cromwell will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of McConnell Valdes. As of the date of this prospectus, certain members of Kelley Drye & Warren LLP owned in the aggregate approximately 9,690 shares of Class B common stock.

                                    EXPERTS


     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of R&G Financial Corporation for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             (RPG Fin. Corp. Logo)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


SEC registration fee........................................  $ 20,366.50
Nasdaq listing fee..........................................       35,000
NASD filing fee.............................................     8,686.47
Legal fees and expenses.....................................      150,000*
Accounting fees and expenses................................       40,000*
Printing....................................................       35,000*
Miscellaneous expenses......................................    22,947.03
                                                              -----------
          Total.............................................  $312,000.00*
                                                              ===========


---------------

* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of the Registrant's Bylaws provide as follows:

     6.1 Indemnification.

          (a) The Company shall indemnify, to the fullest extent authorized by the General Corporation Law of the Commonwealth of Puerto Rico, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employer or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a matter he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided that the Company shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without our prior written consent or any action, suit or proceeding initiated by any person seeking indemnification hereunder without our prior written consent. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or our equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

          (b) The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such court shall deem proper.

          (c) To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1(a) or Section 6.1(b) of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under Section 6.1(a) or Section 6.1(b) of this
     Article VI (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth therein. Such determination shall be made (a) by our Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

          (e) The Company shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding initiated by any person seeking indemnification under this
     Article VI without our prior written consent.

     6.2 Advancement of Expenses. Reasonable expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding described in Section 6.1 may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by our Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized in this Article VI.

     6.3 Other Rights and Remedies. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     6.4 Insurance. By action of our Board of Directors, notwithstanding any interest of the directors in the action, the Company may purchase and maintain insurance, in such amounts as our Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power or would be required to indemnify him against such liability under the provisions of this Article VI or of the General Corporation Law of the Commonwealth of Puerto Rico, or of the laws of any other State or political dependency of the United States or foreign country as may be applicable.

     6.5 Modification. The duties of the Company to indemnify and to advance expenses to a director, officer, employee or agent provided in this Article VI shall be in the nature of a contract between the Company and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

     An unofficial English translation of Article 4.08 of the General Corporation Law of 1995 of the Commonwealth of Puerto Rico provides:


          A. A corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that said person was or is a director, officer employee, or agent of the corporation, or was or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses reasonably incurred, including attorneys' fees, awards or judgments, fines and amounts paid in settlement of such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any legal action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, that the person did not have reasonable cause to believe that his conduct was unlawful.

          B. A corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to protect the interests of the corporation to procure a judgment in our favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses reasonably incurred, including attorneys' fees, in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, and not opposed to, the best interests of the corporation. No indemnification shall be made in respect of any claim, matter or issue as to which such person shall have been adjudged to be liable to the corporation unless, upon application therefor, the court in which such action or suit was brought shall determine that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which such court shall deem proper, and only to the extent to which said court shall determine.

          C. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections A and B or in defense of any claim, matter or issue related thereto, he shall be indemnified against expenses reasonably incurred by him (including attorneys' fees) by reason of such action, suit or proceeding.

          D. Any indemnification under subsections A and B (except that ordered by a court) shall be made by the corporation, only as authorized in the specific case, upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections A and B of this article. Such determination shall be made:

             1. by our Board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, even if said directors constitute less than a quorum; or

             2. if there shall not be any such directors, or if such directors shall so determine by an independent legal counsel in a written opinion to such effect; or

             3. by the stockholders.

          E. Prior to the final disposition of such action, suit or proceeding, the corporation may pay in advance expenses incurred by an officer or director defending a civil or criminal action, suit or proceeding. Upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to such indemnification by the corporation, as authorized in this Article. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as our Board of directors deems convenient.

          F. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement (of expenses) may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office.

          G. Every corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

          H. For purposes of this Article, "the corporation" shall be deemed to include, in addition to the resulting corporations, any corporation which is a party to any consolidation or merger that is absorbed in a consolidation or merger which, if its separate legal existence had continued, would have had the power and authority to indemnify our directors, officers, and employees or agents. So that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer or employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate legal existence had continued.

          I. For purposes of this Article, the term "other enterprises" shall include employee benefit plans. The term "fines" shall include any taxes assessed on a person with respect to any benefit or employee plan. The term "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee pension plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee pension plan shall further be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

     (a) List of Exhibits:


EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
 1.0       --  Form of Underwriting Agreement
 2.0       --  Amended and Restated Agreement and Plan of Merger by and
               between R&G Financial Corporation, the Bank and R-G Interim
               Premier Bank, dated as of September 27, 1996(1)
 4.0       --  Specimen of Stock Certificate of R&G Financial
               Corporation(2)
 4.1       --  Form of Series A Preferred Stock Certificate of R&G
               Financial Corporation(3)
 4.1.1     --  Certificate of Resolutions designating the terms of the
               Series A Preferred Stock(6)

EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
 4.2       --  Form of Series B Preferred Stock Certificate of R&G
               Financial Corporation(5)
 4.2.1     --  Certificate of Resolutions designating the terms of the
               Series A Preferred Stock(6)
 4.3       --  Form of Series C Preferred Stock Certificate of R&G
               Financial Corporation(8)
 4.3.1     --  Certificate of Resolutions designating the terms of the
               Series C Preferred Stock(8)
 5.0       --  Opinion of Kelley Drye & Warren LLP
 5.1       --  Opinion of McConnell Valdez
23.0       --  Consent of Kelly Drye & Warren LLP (included in Exhibit 5.0)
23.1       --  Consent of McConnell Valdez (included in Exhibit 5.1)
23.2       --  Consent of Independent Accountants


---------------


(1) Incorporated by reference from the Registration Statement on Form S-4 Registration No. 333-13199) filed by the Registrant with the Securities and Exchange Commission ("SEC") on October 1, 1996.

(2) Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-06245) filed by the Registrant with the SEC on June 18, 1996, as amended.
(3) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (Registration No. 333-60923), as amended, filed with the SEC on August 7, 1998.
(4) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the SEC on November 19, 1999.
(5) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (Registration No. 333-90463), filed with the SEC on November 5, 1999.
(6) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the SEC on August 31, 1998.
(7) Incorporated by reference from the Registrants' Form 10-K filed with the SEC on April 13, 2000.
(8) Incorporated by reference from Pre-Effective Amendment No. 1. to the Registrant's Registration Statement of Form S-3 (File No. 333-55834), filed with the SEC on March 7, 2001.


     (b) Financial Statement Schedules.


     No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan, Commonwealth of Puerto Rico on the seventh day of June of 2001.


                                          R&G FINANCIAL CORPORATION

                                          By: /s/ VICTOR J. GALAN
                                            ------------------------------------
                                            Victor J. Galan
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                        NAME                                         TITLE                    DATE
                        ----                                         -----                    ----

                 /s/ VICTOR J. GALAN                   Chairman of the Board, and Chief   June 7, 2001
-----------------------------------------------------    Executive Officer (principal
                   Victor J. Galan                       executive officer)

                  /s/ RAMON PRATS*                     President and Director             June 7, 2001
-----------------------------------------------------
                     Ramon Prats

               /s/ JOSEPH R. SANDOVAL                  Senior Vice President and Chief    June 7, 2001
-----------------------------------------------------    Financial Officer (Principal
                 Joseph R. Sandoval                      financial and accounting
                                                         officer)

               /s/ ANA M. ARMENDARIZ*                  Director and Treasurer             June 7, 2001
-----------------------------------------------------
                  Ana M. Armendariz

            /s/ ENRIQUE UMPIERRE-SUAREZ*               Director and Secretary             June 7, 2001
-----------------------------------------------------
               Enrique Umpierre-Suarez

            /s/ VICTOR L. GALAN FUNDORA*               Director                           June 7, 2001
-----------------------------------------------------
               Victor L. Galan Fundora

                 /s/ PEDRO RAMIREZ*                    Director                           June 7, 2001
-----------------------------------------------------
                    Pedro Ramirez

              /s/ LAURENO CARUS ABARCA*                Director                           June 7, 2001
-----------------------------------------------------
                Laureno Carus Abarca

               /s/ EDUARDO MCCORMACK*                  Director                           June 7, 2001
-----------------------------------------------------
                  Eduardo McCormack

            /s/ GILBERTO RIVERA-ARREAGA*               Director                           June 7, 2001
-----------------------------------------------------
               Gilberto Rivera-Arreaga

                        NAME                                         TITLE                    DATE
                        ----                                         -----                    ----


              /s/ BENIGNO R. FERNANDEZ*                Director                           June 7, 2001
-----------------------------------------------------
                Benigno R. Fernandez

                /s/ ILEANA M. CARLO*                   Director                           June 7, 2001
-----------------------------------------------------
                   Ileana M. Carlo

                 /s/ ROBERTO GORBEA*                   Director                           June 7, 2001
-----------------------------------------------------
                   Roberto Gorbea



*By: /s/ JOSEPH R. SANDOVAL

     ---------------------------------

            Joseph R. Sandoval


             Power of Attorney